Filed pursuant to Rule 433
Registration Statement No. 333-113076

Free Writing Prospectus

Dated July 14, 2006

2,500,000 Shares

SL Green Realty Corp.

Common Stock

SL Green Realty Corp. is offering 2,500,000 shares of its common stock under an effective shelf registration statement on file with the Securities and Exchange Commission at a public offering price of $108.75 per share. We also intend to grant to the underwriter of the proposed offering a 30-day option to purchase up to an additional 250,000 shares of common stock. Upon the completion of the proposed offering, we anticipate having approximately 45,726,364 million shares of common stock outstanding, assuming the option to purchase additional shares is not exercised.

We intend to use the net proceeds of approximately $269 million, after deducting underwriting discounts, commissions and transaction expenses, (approximately $296 million if the underwriter exercises its over-allotment option in full) from the proposed offering to repay a portion of the amount outstanding under our unsecured revolving credit facility. In addition, we may use a portion of the proceeds to fund acquisitions and for other working capital purposes.

Lehman Brothers expects to deliver the shares on or about July 19, 2006.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.

LEHMAN BROTHERS